SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          BLACK WARRIOR WIRELINE CORP.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (Title of Class of Securities)

                                    092260504
                                 (CUSIP number)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                c/o SJMB, L.L.C.
                         1980 POST OAK BLVD., SUITE 2030
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 16, 1998
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 458144102
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1     NAME OF REPORTING PERSONS                                       SJMB, L.P.

      S.S. NUMBER OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      76-0559975
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                     WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
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NUMBER OF               7     SOLE VOTING POWER                       3,436,364
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                             0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                  3,436,364
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     3,436,364
      REPORTING PERSON
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  48.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                            PN
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                                      -2-

                               CUSIP No. 458144102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                                     SJMB, L.L.C.

      S.S. NUMBER OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      76-0559974
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                     WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER                       3,436,364
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                             0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                  3,436,364
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     3,436,364
      REPORTING PERSON
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  48.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

ITEM 1.     Security and Issuer.

SJMB, L.P., a Delaware investment limited partnership (the "Partnership"), has acquired beneficial ownership of 3,436,364 shares (the "Shares") of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline,Corp., a Delaware corporation ("BWWC"). The address of BWWC's offices is 3748 Highway #45 North, Columbus, Mississippi 39701.

ITEM 2.     Identity and Background.

SJMB, L.L.C., a Delaware Corporation ("SJMB"), is the general partner of the Partnership. The principal business of SJMB is investment management. The directors of SJMB are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Titus H. Harris, Jr., and Edward R. Naumes. The executive officers of SJMB are Messrs. Underbrink, Thompson, and Feinsilver. The business address of SJMB is 1980 Post Oak Blvd., Suite 2030, Houston, Texas 77056. The principal occupation of each of the executive officers and directors is investment management and each is a citizen of the United States. Mr. Harris is a Partner of Harris, Webb, and Garrison, Inc., a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77056. Mr. Naumes is the President of Legacy Trust Company, a private trust company with its principal address at 600 Jefferson, Suite 350, Houston, Texas 77002. None of SJMB or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or other Consideration.

All of the funds used for the purchase of the Shares came from current working capital of the Partnership, funded by its partners or from borrowed funds.

ITEM 4.     Purpose of Transaction.

The Partnership has acquired its beneficial ownership in the Shares for investment purposes only. The Partnership intends to continually review its investment in BWWC. Depending upon future evaluations of the business prospects of BWWC and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to purchase additional shares of Common Stock, exercise any of the warrants described in item 5, convert the Revised Convertible Note (as defined hereinafter) and dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5.     Interest in Securities of the Issuer.

The Partnership beneficially owns 3,436,364 shares of Common Stock, which represents 48.0% of the outstanding shares of Common Stock. The Partnership has the sole power to vote and dispose the Shares.

Effective February 9, 1998, BWWC and St. James Capital Partners, L.P. ("SJCP"), an affiliate of the Partnership, entered into a financing arrangement pursuant to which BWWC agreed to issue 2,000,000 warrants and a Convertible Promissory Note of BWWC in the principal amount of $10,000,000 (the "Convertible Note") in exchange for $10,000,000 (the "Financing"). The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $5.50, subject to adjustment for certain dilutive events. SJCP has the right to acquire up to 1,818,181 shares of Common Stock upon the conversion of the Convertible Note. The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated January 23, 1998, by and between BWWC and SJCP (the "Purchase Agreement"). The Financing closed on January 23, 1998.

Additionally, on January 23, 1998, BWWC and SJCP executed Amendment No. 2 To Registration Rights Agreement (the "Amendment"), which amends the Registration Rights Agreement dated June 5, 1997 (the "Original Registration Rights Agreement"), pursuant to which BWWC granted to SJCP certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing. The Original Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Original Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by BWWC.

An Assignment and Acceptance was executed as of March 16, 1998 assigning to the Partnership 100% of SJCP's interest in and to all of SJCP's rights, and 100% of SJCP's obligations under the Purchase Agreement and transaction documents as of March 16, 1998 including, without limitation, such percentage interest in SJCP's obligation to make advances, the advances owing to SJCP, the Convertible Note held by SJCP, the warrants held by SJCP, SJCP's interest in collateral, and SJCP's registration rights in respect of Common Stock.

Effective as of March 16, 1998, BWWC and the Partnership executed a revised Convertible Promissory Note (the "Revised Convertible Note") of which the terms and conditions are governed by the Assignment and Acceptance dated March 16, 1998. Up to 1,818,181 shares of Common Stock shall be issuable upon conversion of the Revised Convertible Note within the next sixty (60) days. The Revised Convertible Note bears interest at a rate of eight percent (8%) per annum and may be converted by the Partnership at any time.

2,000,000 of SJCP's 2,000,000 warrant shares were assigned to the Partnership under the terms of the Assignment and Acceptance dated March 16, 1998. Such warrants are presently exercisable at a price of $5.50 per share, subject to adjustment for certain dilutive events. These warrants expire on January 23, 2003.

Following the Assignment and Acceptance executed as of March 16, 1998 between SJCP and the Partnership, the Partnership assigned a portion of the Revised Convertible Note ($1,000,000) and warrants to purchase shares of Common Stock (200,000 warrant shares) to an unrelated third party leaving the Partnership with a Revised Convertible Note of $9,000,000 convertible into 1,636,364 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock.

SJMB and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Effective February 9, 1998, BWWC and St. James Capital Partners, L.P. ("SJCP"), a Delaware limited partnership and an affiliate of the Partnership, entered into a financing arrangement pursuant to which BWWC agreed to issue 2,000,000 warrants and a Convertible Promissory Note in the principal amount of $10,000,000 (the "Convertible Note") in exchange for $10,000,000 (the "Financing"). The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $5.50, subject to adjustment for certain dilutive events. SJCP has the right to acquire up to 1,818,181 shares of Common Stock upon the conversion of the Convertible Note. The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated January 23, 1998, by and between BWWC and SJCP (the "Purchase Agreement"). The Financing closed on January 23, 1998.

Additionally, on January 23, 1998, BWWC and SJCP executed Amendment No. 2 To Registration Rights Agreement (the "Amendment"), which amends the Registration Rights Agreement dated June 5, 1997 (the "Original Registration Rights Agreement"), pursuant to which BWWC granted to SJCP certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing. The Original Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Original Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by BWWC.

An Assignment and Acceptance was executed as of March 16, 1998 assigning to the Partnership 100% of SJCP's interest in and to all of SJCP's rights, and 100% of SJCP's obligations under the Purchase Agreement and transaction documents as of March 16, 1998 including, without limitation, such percentage interest in SJCP's obligation to make advances, the advances owing to SJCP, the Convertible Note held by SJCP, the warrants held by SJCP, SJCP's interest in collateral, and SJCP's registration rights in respect of Common Stock.

Effective as of March 16, 1998, BWWC and the Partnership executed a revised Convertible Promissory Note (the "Revised Convertible Note") of which the terms and conditions are governed by the Assignment and Acceptance dated March 16, 1998. Up to 1,818,181 shares of Common Stock shall be issuable upon conversion of the Revised Convertible Note within the next sixty (60) days. The Revised Convertible Note bears interest at a rate of eight percent (8%) per annum and may be converted by the Partnership at any time.

2,000,000 of SJCP's 2,000,000 warrant shares were assigned to the Partnership under the terms of the Assignment and Acceptance dated March 16, 1998. Such warrants are presently exercisable at a price of $5.50 per share, subject to adjustment for certain dilutive events. These warrants expire on January 23, 2003.

Following the Assignment and Acceptance executed as of March 16, 1998 between SJCP and the Partnership, the Partnership assigned a portion of the Revised Convertible Note ($1,000,000) and warrants to purchase shares of Common Stock (200,000 warrant shares) to an unrelated third party leaving the Partnership with a Revised Convertible Note of $9,000,000 convertible into 1,636,364 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock.


ITEM 7.     Exhibits.

            Exhibit No.                         Description of Exhibit
--------------------------------------------------------------------------------
                1                         Assignment and Acceptance dated
                                          March 16, 1998 by and between  SJCP
                                          and the Partnership

                2                         Joint Acquisition Statement Pursuant
                                          to Rule 13D-(1)(f)(1)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SJMB, L.P.
                                    BY:   SJMB, L.L.C.,
                                          general partner


                                    JUNE 30, 1998
                                    Date

                                    /s/ JAMES H. HARRISON
                                    Signature

                                    JAMES H. HARRISON, Vice President
                                    Name/Title



                                    SJMB, L.L.C.

                                    JUNE 30, 1998
                                    Date

                                    /s/ JAMES H. HARRISON
                                    Signature

                                    JAMES H. HARRISON, Vice President
                                    Name/Title